ITUS CORPORATION

3150 Almaden Expressway, Suite 250

San Jose, CA 95118

October 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo

Re:

ITUS Corporation

Registration Statement on Form S-3

File No. 333-220963

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ITUS Corporation (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Standard Time on Thursday, October 26, 2017, or as soon as practicable thereafter.

Please note that we acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dr. Amit Kumar

Name: Dr. Amit Kumar

Title: President and Chief Executive Officer